SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b), (c), AND
                        (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*



                              Alderwoods Group Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    014383103
                                 (CUSIP Number)


                                December 31, 2002
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          (x)  Rule 13d-1(b)
          ( )  Rule 13d-(c)
          ( )  Rule 13d-1(d)


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

CUSIP No.  014383103                  13G



 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Teachers Insurance and Annuity Association of America
     I.R.S. #13-1624203


 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) ( )
                                                            (b) ( )


 3.  SEC USE ONLY


 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER          2,332,253

     6.   SHARED VOTING POWER        0

     7.   SOLE DISPOSITIVE POWER     2,332,253

     8.   SHARED DISPOSITIVE POWER   0


 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,332,253


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  ( )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.84%

12. TYPE OF REPORTING PERSON*

          IC



                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  014383103                  13G


Item 1(a).   NAME OF ISSUER:
             Alderwoods Group Inc.

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             311 Elm Street, Suite 1000
             Cincinnati, OH 45202


Item 2(a).   NAME OF PERSON FILING:

             Teachers Insurance and Annuity Association of America

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             730 Third Avenue
             New York, NY  10017

Item 2(c).   CITIZENSHIP:

             Incorporated in New York

Item 2(d).   TITLE OF CLASS OF SECURITIES: Common Stock

Item 2(e).   CUSIP NUMBER: 014383103


Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or
          (c), CHECK WHETHER THE PERSON FILING IS A:

(a)  ( )     Broker or dealer registered under Section 15 of the Exchange Act.
(b)  ( )     Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)  (x)     Insurance company as defined in Section 3(a)(19) of the Exchange
             Act.
(d)  ( )     Investment Company registered under Section 8 of the Investment
             Company Act.
(e)  ( )     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)  ( )     An employee benefit plan or endowment fund in accordance with Rule
             13d-1(b)(1)(ii)(F);
(g)  ( )     A parent holding company or control person in accordance with Rule
             13d-1(b)(1)(ii)(G);
(h)  ( )     A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act;
(i)  ( )     A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)  ( )     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )




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CUSIP No.  014383103                  13G



Item 4.  OWNERSHIP.

     (a)  Amount Beneficially Owned: 2,332,253
     (b)  Percent of Class: 5.84%
     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote 2,332,253
          (ii)   shared power to vote or to direct the vote 0
          (iii)  sole power to dispose or to direct the disposition of 2,332,253
          (iv)   shared power to dispose or to direct the disposition of 0


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                 Not Applicable


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                 Not Applicable

CUSIP No.  014383103                  13G



Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable


Item 9.   NOTICE OF DISSOLUTION OF GROUP:    Not Applicable


Item 10.  CERTIFICATION.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003

                                        Teachers Insurance and Annuity
                                           Association of America



                                        By: /s/ William J. Forgione
                                            ------------------------------
                                            William J. Forgione
                                            Vice President and Chief
                                            Counsel, Investments